Law Offices of Ning Ye, Esq.

135-11 38ᵗʰ Avenue, #1A, Flushing, NY 11354

TEL: 718-308-6626; 301641-7345 (Cell) • FAX: (718) 228-5816 • E-MAIL: ynyale@aol.com

Legal Services Agreement for PIPE financing

This Legal Services Agreement (the "Agreement") is entered into as of April 29, 2025, by and between:

1. **BloomZ Inc. (NASDAQ: BLMZ)**, a Delaware corporation, with principal offices at Tokyo Recording 1F, 4-5-19 Akasaka, Minato-ku, Tokyo 107-0052, Japan ("Client" or "BLMZ"), and

2. **Growing Pains Solution LLC**, a limited liability company organized under the laws of the State of New York, with its principal office at 135-11 38th Ave, 1A, Flushing, NY 11354 ("Legal Advisor" or "GPS").

Each a "Party" and collectively, the "Parties."

1. Scope of Services

GPS shall provide BLMZ with legal and strategic advisory services related to the proposed $14 million PIPE (Private Investment in Public Equity) transaction, including but not limited to:

- Structuring the PIPE transaction;
- Drafting and reviewing Subscription Agreements and other legal documents;
- Advising on Form 8-K and other required SEC filings;
- Providing legal opinions and investor-related support documentation;
- Supporting communications with investors, underwriters, and regulatory bodies.

2. Compensation

In consideration of the services provided, BLMZ agrees to compensate GPS as follows:

a. **Base Legal Fee**: A non-refundable fixed fee of USD $10,000, payable upon execution of this Agreement.

b. **Success Fee**: A success-based fee equal to **two percent (2%)** of the total gross proceeds successfully raised by BLMZ through the PIPE transaction shall be payable in cash, with the full amount due at the closing of the PIPE.

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- **One percent (1%)** shall be paid in monthly installments commencing upon the execution of this Agreement; and

- The remaining **one percent (1%)** shall be paid in a single lump sum **twelve (12) months** after the closing.

c. If BLMZ raises less than $14 million, the success fee shall adjust proportionally.

d. Any additional legal services not directly related to the PIPE transaction shall be subject to separate written agreement and compensation.

3. Term and Termination

This Agreement shall commence on the Effective Date and continue until the PIPE transaction is closed or terminated, unless earlier terminated by either Party upon ten (10) days' written notice. Upon termination, GPS shall be paid for all services rendered and any success fee if applicable.

4. Confidentiality

GPS agrees to maintain the confidentiality of all proprietary or sensitive information received from BLMZ in the course of performing the services under this Agreement, except as otherwise required by law.

5. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws provisions.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

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BloomZ Inc. (BLMZ)

By: _NAKADE Ryoshin_

Name: Ryoshin Nakade
Title: Co-CEO and Co-Chairman

Growing Pains Solution LLC (GPS)

By: _YeNing_

Name: Ning Ye Esq

Title: Legal Advisor